Exhibit (a)(1)(G)

AMN HEALTHCARE SERVICES, INC.

OFFER TO EXCHANGE CERTAIN OUTSTANDING OPTIONS

AND STOCK APPRECIATION RIGHTS

FOR REPLACEMENT RESTRICTED STOCK UNITS

CONFIRMATION OF GRANT OF REPLACEMENT RSUs

Employee Name:

You recently elected to participate in the AMN Healthcare Services, Inc. (the “Company”) Offer to Exchange Certain Outstanding Options and Stock Appreciation Rights for Replacement Restricted Stock Units, dated November 6, 2009 (the “Offer”). The tables below show your Eligible Options and/or Eligible SARs that were submitted by you for exchange in the Offer and the Replacement RSUs that have been granted to you in their place. Restricted stock unit agreements (“RSU Agreement”) for the Replacement RSUs will be sent to you in a separate mailing. Defined terms not explicitly defined herein shall have the same definitions as in the Offer.

If you have any questions, please contact Equity Administrator by phone at (858) 509-3588 or by e-mail at equityadministrator@amnhealthcare.com.

Eligible Options Accepted for Exchange				Replacement RSUs
Option Grant Date	Shares Subject to Option Exchange	Exercise Price (per share)	Exchange Ratio	RSU Grant Date *	Shares Subject to Replacement RSUs	Grant Date Fair Value

Eligible SARs Accepted for Exchange				Replacement RSUs
SAR Grant Date	Shares Subject to SAR Exchange	Exercise Price (per share)	Exchange Ratio	RSU Grant Date	Shares Subject to Replacement RSUs	Grant Date Fair Value

*	Replacement RSUs will be subject to a new one year minimum vesting period and the terms and conditions of the RSU Agreement. To the extent the vesting period of a portion of an Eligible Award exceeds one year, the Replacement RSU will maintain the original vesting term of the Option or SAR for a reciprocal portion of the Replacement RSU.